June 30, 2009



Securities and Exchange Commission				VIA EDGAR and  FEDEX
Division of Investment Management
 Attn: Ellen Sazzman
100 "F" Street NE
Washington, D.C.   20549-4644

Re:  	Comments to Registration Statements on Form N-4
		Symetra Life Insurance Company ("Symetra")
		Symetra Separate Account C
		File Nos:  333-158141/811-08052

Dear Ms. Sazzman:

Enclosed are the marked changes made in response to the staff's May 22, 2009 comments to the above referenced filing on Form N-4. We are providing a redline document showing the changes made. This responsive letter has been filed on EDGAR as correspondence for the above-referenced filing.

The following repeats the staff's comments and is followed by our response to those comments. The reference to page numbers in the staff comment is to the initial prospectus provided to the staff. Our response references the new page numbers contained in our revised prospectus provided herein. Along with the changes made in response to staff comments, Symetra has also made other minor changes to the registration statement and those changes are described in the applicable sections after our responses.


1.  General Comments
	a.	Please confirm that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.
	-	Symetra confirms that the Symetra Retirement Passport Group
		Variable Annuity will continue to be identified by the same EDGAR class identifier.

	b.	Please disclose to staff whether there are any types of
guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.
	-	Symetra is not a party to any third-party guarantees or support
		agreements in connection with this contract.

	c.	If the Registrant qualifies for and intends to rely on the
exemption provided by Rule 12h-7 under the Securities Act of 1934, please include a statement to that effect in the prospectus. See Release No. 88-8996 (January 8, 2009)

	-	Symetra does not intend to rely on the exemption provided by
		Rule 12h-7 under the Securities Act of 1934, therefore we have not put a statement to that effect in the prospectus.

	d.	Please disclose that 1) unlike the separate account, the
general account is not segregated or insulated from the claims of the insurance company's creditors and 2) investors are looking to the financial strength of the insurance company for its obligations under the contract including, for example, guarantees under the death benefit.

	-	Symetra has  moved disclosure regarding the general account to
		its own paragraph under Section 9: Other Information. We have also revised the disclosure to clarify that the general account is not segregated or insulated from the claims of our creditors and investors should look to our financial strength and claims paying ability. This disclosure can be found on page 33.

2.	Outside Front Cover Page

	Please state whether the SAI has been incorporated by reference into the prospectus. See Form N-4, Item 1(a)(v).

	-	Symetra has clarified this disclosure to the side bar on page
		2 of the prospectus.

3.	Defined Terms (pp. 4-5)

	a.	Please clarify the definition of Certificate Date, e.g., how would that date be determined if there is a difference between the date the initial purchase payment is allocated to the Participant Account and the date that all required information to establish the account is received.

	-	The Certificate Date is the date money is allocated to the
		Participant Account. We have revised the definition accordingly.

	b.	Please define Contract Year inasmuch as it is used as a
capitalized term throughout the prospectus.
	-	Contract Year is a defined term in the definitions list on
		page 4.

	c.	Please clarify and put the definition of Contractholder
Accumulation Account into plain English. For example, who establishes the account, who has rights to the assets, how would it be valued, why would purchase payments not be allocated on behalf of Participants, how would non-vested employer contributions figure into the value of the account, and how would withdrawals and transfers be subtracted. Please clarify the nature of the charges that would be assessed against the account, e.g., would surrender/withdrawal charges be assessed.

	-	After further review, Symetra has removed the term
		"Contractholder Accumulation Account" in this Contract.
		All money will be allocated on behalf of the Participant under the Contract. At no time will Symetra be allocating money separately on behalf of the Contractholder in a Contractholder Accumulation Account; therefore the term "Contractholder Accumulation Account" is no longer needed. All references to this term have been removed from the prospectus.

Along with changes made in response to the Staff's comments, Symetra has also made other minor changes to the Defined Terms section. We have added definitions for Home Office and Surrender Value and clarified the definitions for some of the other terms used in the prospectus.
4.	Summary (pp. 6-8)
	Please consider shortening the summary so as to bring forward the fee tables pursuant to Form N-4, General Instruction for Parts A and B.

	-	After further review, Symetra has decided to remove the summary
		section to bring forward the fee tables pursuant to Form N-4, General Instruction for Parts A and B.

5.	Group Annuity Contract (pp. 6-7)
	a.	The last sentence of the first paragraph of the Group Annuity
Contract section states that "you" may refer to either the Contractholder or the Participant depending on the context. This approach has the potential to be confusing. Please specify to whom "you" refers whenever that term is used throughout the prospectus. For example, clarify usage of the term "you" in the second through fourth paragraphs of this section.

	-	Symetra has clarified that "you" and "your" in the prospectus
		refers to the Participant. We have added this disclosure to the definition of Participant on page 4 and made the appropriate changes throughout the document.

	b.	The second paragraph of this section states certain benefits and features may not be available in all states, and variations may be "required by your state or Plan". Please note that the prospectus should describe any material variations among various jurisdictions in which the Contract or Certificate is offered and sold. Alternatively confirm that the prospectus describes all material rights and obligations under the Contract. This comment also applies to the State Variations section on page 8.

	-	Symetra confirms that the prospectus describes all material
		rights and obligations under the Contract. Please note that the prospectus is a disclosure document for the Contracts and Certificates. It is not a disclosure document for any Plans, which may differ from one another and be subject to their own disclosure obligations. Similarly, certain state laws may also restrict or modify features offered under the Contract and those changes are described in the Contract and the Certificates issued thereunder. Possible material variations due to state laws, include, but are not limited to, differences in the free look period and issue age limitations, which have been noted in the appropriate prospectus sections. We have revised the "Variations" provision of the prospectus on page
		9 to clarify this and respond to the comment.

	c.	The second paragraph states that the provisions of the Contract control if inconsistent with the provisions in the prospectus. Please remove or revise this language to remove any implication that an investor may not rely upon the prospectus as a complete and controlling document. The statement also appears likely to confuse investors as to whether or not the prospectus constitutes a securities offering.

	-	Symetra has removed the summary section of the prospectus and
		therefore, the language regarding the provisions of the Contract control if inconsistent with the provisions in the prospectus has been removed.

6.	Investment Options (p. 6)
	Notwithstanding the disclosure in the Performance subsection, please revise the second sentence of this subsection to clarify that the Participant can make or lose money on investments allocated to any of the Sub-accounts.

	-	Symetra has removed the summary section of the prospectus in
		response to Comment 4. Information on the Investment Options and Performance can be found under Section 2 and Section 4 of the prospectus. We have added the disclosure to clarify that the Participant can make or lose money on investments allocated to any of the Sub-accounts under "Allocation of Purchase Payments".

7.	Charges & Expenses (pp. 6-7)
	a.	Please include the capitalized term "Fund Facilitation Fee" in the Defined Terms list at pp. 4-5 or give a reference to where that term is defined elsewhere. Please also describe on whose behalf and for what purpose the fee is assessed.

	-	Symetra has removed the summary section of the prospectus in
		response to Comment 4. Symetra did not intend for Sub-account facilitation fee to be a defined term and has removed the capitalization of the term throughout the prospectus. Information on the charges and expenses of the Contract and Certificates issued thereunder including the Sub-account fund facilitation fee can be found in the "Fee Table" and Section
		5 of the prospectus.

	b.	Please clarify whether the second sentence applies only to
assessment of the surrender charge against the Participant Account Value.

	-	Please see the response to Comment 7 (d).

	c.	In the second paragraph from the end of this section, please also give the range of portfolio expenses before fee waivers.

	-	Please see the response to Comment 7 (d).

	d.	Please complete the first sentence of the last paragraph of
this section.

	-	Symetra has removed the summary section of the prospectus in
		response to Comment 4. Information on the charges and expenses for the Contract and Certificates issued thereunder can be found in the "Fee Table" and Section 5 of the prospectus. Where applicable, we have made changes in response to Comment 7 in
		the "Fee Table" on page 6 and "Charges and Expenses" section
		found on pages 23.
8.	Taxes (p.7)
	Please put the third sentence of this section and the phrase "Roth 403(b)" into plain English.
	-	Symetra has removed this sentence.


9.	Access To Your Money (p.7)
	a.	Please summarize when a Participant and/or a Contractholder is allowed to withdraw money.
	-	Symetra has removed the summary section of the prospectus in
		response to Comment 4. We have also revised disclosure throughout the prospectus to better describe the withdrawals available and to clarify that only a Participant may make withdrawals under the Contract.

	b.	Please revise this section so as to more clearly distinguish between withdrawals from Participant Account Value versus withdrawals from the Contractholder Accumulation Account. Please consistently describe withdrawals as either from account value or from the account itself.

	-	As described in response to Comment 3 (c), Symetra has
		eliminated the "Contractholder Accumulation Account" in this Contract. Therefore, all references have been removed from
		the prospectus. We have revised disclosure throughout the prospectus to better describe withdrawals coming from the Participant Account Value or the Participant Account.
10.	Performance (p.7)
	The prospectus states here and elsewhere (e.g., page 11) that the Contractholder Accumulation Account will vary depending on the investment performance of the Subaccount chosen. It is unclear in this context who the "you" refers to. The extent this refers to the Participant, this appears to conflict with the definition of the Contract Accumulation Account, which states that the Account contains "unallocated" Purchase Payments. Please resolve the ambiguity and, if applicable, the inconsistency described.

	-	As described in response to Comment 3 (c), Symetra has decided
		not to use a Contractholder Accumulation Account in this Contract. Therefore, all references have been removed from the prospectus. Symetra has also clarified the definition of
		"you" and "your" to mean the Participant.
11.	Death Benefit (p. 7)
	a.	Please clarify the "associated charges" to be deducted from
the death benefit.

	-	Please see response to Comment 11 (b).

	b.	Please disclose whether the amount of the outstanding loan to be deducted from the death benefit also includes accrued interest on the loan and any charges.

	-	Symetra has removed the summary section of the prospectus in
		response to Comment 4. The death benefit provisions can be found under Section 8 of the prospectus. Where applicable, we have made changes in response to Comment 11 in Section 8.

12.	Right to Examine (p. 7)
	Please revise here and on page 14 the description of the amount to be returned under the Right to Examine to clarify that the Registrant will return at least the surrender value of the policy, regardless of state law.

	-	Symetra has removed the summary section of the prospectus in
		response to Comment 4.  The "right to examine" provisions
		can be found under Section 2 of the prospectus. Where applicable, we have made changes in response to Comment 12
		in Section 2.
13.	Transactions (pp. 7-8)
	a.	Please revise the first sentence of this section so as not
to use the phrase "as desired" inasmuch as that language could be misleading to investors. Please clarify the reference to "these" in the second sentence.
	-	Please see response to Comment 13 (c).
	b.	In the description of dollar cost averaging, please clarify
the second sentence, i.e., what costs are being lowered.
	-	Please see response to Comment 13 (c).
	c.	Please clarify the concept of Repetitive Withdrawals as
described on page 8. For example how do "Repetitive Withdrawals" differ from withdrawals? If this term is intended to be a defined term, please consistently capitalize the term.
	-	Symetra has removed the summary section of the prospectus in
		response to Comment 4. The transaction provisions can be found under Section 4 of the prospectus. Where applicable, we have made changes in response to Comment 13 in Section 4.

	-	Symetra did not intend for "repetitive withdrawals" to be a
		defined term and has not capitalized the term. We have made this change throughout the prospectus.

14.	Fee Table - General Introduction (p.9)
	a.	In general introductory language, please clarify how the fees will impact the Contract versus the Certificates.
	-	We have clarified in the introductory language that the fees
		are imposed on the Certificate level.
	b.	Please revise the introductory language to reflect that the Fee Table also reflects the maximum level of portfolio operating expenses before showing such expenses after waivers.
	-	We have revised the introductory paragraph to conform to
		Form N-4,  Item 3 (a).
15.	Fee Table - Transaction Expenses (p.9)
	a.	Please revise the introductory language to the Transaction
Expenses table at the top of page 9 to comport with Form N-4, Item 3.
Specifically, the second sentence is redundant given the captions that are being used, and the last two sentences should be relegated to a footnote.
	-	We have revised the introductory paragraph to conform to Form
		N-4, Item 3.  We have also moved the last two sentences
		to footnote (1).
	b.	Please clarify in footnote 4 that the total surrender charge will not exceed 9% of Purchase Payments.
	-	We added disclosure to the current footnote 2 to clarify that
		the total surrender charge will not exceed 9% of Purchase
		Payments.
	c.	Please explain to staff the location of footnote 5.
	-	Footnote 5 is under the Periodic Charges table and is
		footnoting the Annual Administration Maintenance Charge.
	d.	Please clarify footnote 6.  Please capitalize the reference to
Repetitive Withdrawals and complete the sentence to include the word "Value."
	-	Footnote 6 is also a reference to the Periodic Charges table.
		However, based on the comment, we believe you were discussing
		footnote 2 (which is now footnote 3).  We have added the word
		"Value" and since repetitive withdrawals in not a defined term,
		we have not capitalized the term.
	e.	Please see additional comments below regarding imposition of surrender/withdrawal fees.

16.	Fee Table - Periodic Charges (p. 9)
	a.	Please clarify the introductory language to the Periodic
Charge table to explain the reference to Participant Account Value or revise that language to comport with Form N-4, Item 3.
	-	We have revised the introductory paragraph to conform to Form
		N-4, Item 3.
	b.	Please put the description of the "Separate Account Annual
Expenses for Participant Account Values Subject to the Sub-Account Facilitation Fee" into plain English. Also, please revise the table to show the Separate Account Expenses for those assets not subject to the fee.
	-	We have revised the Periodic Charges table to better describe
		the Sub-account fund facilitation fee and included disclosure
		on the Separate Account Expenses applicable to those assets
		not invested in the Calvert or Vanguard portfolios.
	c.	Please consistently use the term Participant Account Value where appropriate, e.g., footnote 7.
	-	Symetra has made changes throughout the document to
		consistently use the term Participant Account Value. Symetra has also revised footnote 3 in response to this comment.
17.	Total Annual Portfolio Operating Expenses Table (p. 10)
	a.	Please provide updated fee tables for review.
	-	Symetra is still gathering the Portfolio Operating Expenses
		from the underlying Portfolios. We will update the fee table prior to filing a Pre-effective amendment.
18.	Examples (p. 11)
	a.	Please clarify how the examples relate to the Contract versus the Certificate.
	-	Please see the response to Comment 18 (b).
	b.	Please explain to staff and clarify the second sentence of
the introductory language as to the nature (i.e., Contract versus Certificate) of the transaction expenses and fees that are included.
	-	We have clarified disclosure in the introductory paragraph
		that the examples relate to the Certificate and not the Contract.

	c.	Please state that the example assumes the maximum fees and
expenses of any of the portfolio companies and then the minimum charges. Please also confirm to staff that the example reflects the maximum charges for the most expensive contract/certificate options.
	-	We have included disclosure in the introductory paragraph
		that the examples assume the maximum fees and expenses of
		any of the Portfolio companies and then the minimum fees and expenses. We confirm that the examples do reflect the maximum charges for the most expensive Certificate option.
	d.	Please confirm to staff that the annual administration
maintenance charge has been calculated consistent with Form N-4, Item 3, Instruction 21(f).
	-	For purposes of calculating the examples, the annual
		administration maintenance charge is based on the anticipated charges collected during the first year the Certificates will be issued. Because this is a new product, we will not have an amount of actual fees collected in the previous year. This is consistent with Form N-4, Item 3, Instruction 22 (c).

	e.	Please reformat the example to place the third part (addressing if a contract is not surrendered to annuitized) in a separate paragraph. See Form N-4, Item 3)
	-	Symetra has reformatted the examples.
	f.	Please explain to staff why the Registrant has completed only the 1- and 3-year period portions of the example.
	-	We will be filing the Registrant's financial statement as of
		December 31, 2008. As this is a new product, those financial statements will not include operating results for the Contract. Therefore, we have provided examples consistent with Form
		N-4, Item 3, Instruction 22(c).
19.	The Group Annuity Contract (p. 12)
	a.	Please revise the second sentence of the second paragraph of this section to state that the Contract is designed to make available "to the
Participant certain tax deferral features...."
	-	Symetra has added this disclosure to page 9.
	b.	Please clarify what is intended by the phrase "the employer
remits Purchase Payments" in the third paragraph, second sentence, e.g., to whom does the employer remit such payments.

	-	Symetra has clarified this sentence to make clear that the
		employer remits Purchase Payments to Symetra.
	c.	Please disclose in the summary section for Annuity Payments
(currently page 6) that the Participant is the annuitant as stated in the third paragraph of this section.
	-	Symetra has removed the summary section of the prospectus in
		response to Comment 4.

Along with changes made in response to the Staff's comments, Symetra has also
added disclosure to Section 1:  The Group Annuity Contract.   As described in
the response to Comment 4, Symetra removed the Summary section from the prospectus; however, rather than deleting the provisions regarding "Variations, Other Contract and Inquiries", we have moved those provisions to Section 1.

20.	Purchase (p. 12)
	The prospectus states that Symetra may prohibit additional Purchase Payments from existing Participants. Please clarify generally the circumstances under which Symetra would prohibit such payments or, if all of those circumstances are described elsewhere, e.g., the Additional Purchase Payments subsection, please refer to that section.

	-	Symetra has directed investors to the "Additional Purchase
		Payments" subsection for more information on the circumstance under which Symetra would prohibit additional Purchase Payments.

21.	Purchase Payments (pp. 12-13)
	a.	Please clarify the language at the top of page 13 with respect to when a purchase payment relates to the Certificate as opposed to the
Contract.
	-	In Section 2: Purchase Payments, Symetra has clarified that
		Purchase Payments relate to the Certificate and not the
		Contract.
	b.	Please define the term "Money Market Sub-Account" in the
second full paragraph on page 13.
	-	After revision, the "Money Market Sub-account" is no longer
		referenced in the "Purchase Payments" section. However, Symetra has added the full name of the money market portfolio available under this Contract and the Certificates issued thereunder to all other references in the prospectus.
	c.	Please make the description of Certificate Date in the second full paragraph on page 13 and the definition of that term in the Defined Terms list on page 4 consistent.

	-	Symetra has made the description of Certificate Date
		consistent with the definition.
	d.	Please explain to staff the basis for holding an incomplete
application for 105 days.
	-	Symetra has removed this language and will no longer be relying
		on the 105 day period.
22.	Additional Purchase Payments (p. 13)
	a.	In the Additional Purchase Payments paragraph, second sentence, please consider whether such payments are credited to the Participant Account (as opposed to Participant Account Value).
	-	Symetra has revised the language to clarify that the payments
		are credited to the Participant Account.
	b.	At the top of the second column on page 13, please clarify
the disclosure regarding refusal of a Purchase Payment allocated to the Fixed Account and describe when the company would not be able to credit the minimum guaranteed interest rate.
	-	Symetra has clarified the disclosure on page 20 under "Transfers
		Among Sub-accounts and the Fixed Account".  Please note that
		we would not be able to credit the minimum guaranteed interest rate when the assets in the General Account are insufficient
		to support the minimum guaranteed interest rate.
23.	Allocation of Purchase Payments (p. 13)
	In the first sentence, please clarify among what accounts purchase payments may be allocated.
	-	Symetra has revised the disclosure to clarify that a Participant
		can allocate Purchase Payments to any of the Investment
		Options available under the Contract.

24.	Accumulation Units  (pp. 13-14)
	a.	Please confirm that both the Participant Account and the
Contractholder Accumulation Account invest in Sub-accounts as described in the first sentence of this section. Please also make this same confirmation with respect to the first sentence of the first full paragraph on page 14.
	-	As described in response to Comment 3 (c), Symetra has removed
		the reference to a "Contractholder Accumulation Account" in this Contract. Therefore, all references have been removed from the prospectus.

	b.	Please explain to staff how the Sub-account Fund Facilitation
Fee is subtracted for purposes of determining the Net Investment Factor as described at the top of page 14.
	-	The Sub-account fund facilitation fee is a daily charge and
		is subtracted along with the other daily charges and taxes for calculation of the Net Investment Factor. This charge is described on page 12.
	c.	Please clarify who may request a withdrawal as described in
the first full paragraph on page 14.
	-	Symetra has clarified that "you" and "your" in the prospectus
		refers to the Participant. Withdrawals may be requested by the Participant.

25.	Right to Examine (p. 14)
	Please confirm to staff that both the Contractholder and Participant have the right to examine. Please explain whether there is the potential for the Contractholder to return the Contract when the Participant does not return the Certificate.

	-	Symetra has revised the "Right to Examine" disclosure on page
		11 to clarify that the Contractholder has a free look period upon receipt of the Contract and that each Participant has a free look period upon issuance of the Certificate. We have also provided disclosure that if the Contractholder exercises its free look period, any Participant Accounts established during this time would be terminated.

26.	Annuity Payments (pp. 14-15)
	a.	Please clarify in the first paragraph of this section who may select or change an annuity option and who determines when to switch to the Income Phase.
	-	We clarified that the Participant can select or change an
		annuity option and that the Participant may choose when to switch to the Income Phase as allowed under the Plan.
	b.	Please put the second sentence of the Fixed Payments paragraph into plain English.
	-	Symetra has put the second sentence into plain English.
	c.	Please put the second to the last sentence in the description of Life Annuity with Guaranteed Period into plain English.
	-	Symetra has put the second to last sentence into plain English.

Along with changes made in response to the Staff's comments, Symetra has also made other minor changes to the Annuity Options section. The changes reflect minor revisions to the disclosure to better describe the annuity options available.
27.	Investment Options (pp. 15-18)
	a.	Please clarify who determines the allocation of Purchase
Payments.
	-	Symetra has clarified that "you" and "your" in the prospectus
		refers to the Participant. The Participant determines the allocation of Purchase Payments.
	b.	Please explain to staff the legal basis for offering retail
funds as described on page 16 as investment options underlying certain sub-accounts.
	-	The Contracts are available for purchase only in connection
		with retirement plans described in section 403(b) or 457 of
		the Internal Revenue Code of 1986, as amended. The tax rules that preclude the use of retail funds to underlie annuity contracts -- in particular, the section 817(h) statutory diversification rule and the common-law "investor control" doctrine -- are inapplicable to such contracts, provided that, only with respect to the investor control doctrine, the retail funds may be held directly by such plans on a tax-deferred
		basis to the investor/plan participant.   See Rev. Rul.
		2007-58, 2007-2 C.B. 562 (supplementing Rev. Rul. 94-62,
		1994-2 C.B. 164); Rev. Proc. 99-44, 1999-2 C.B. 598.   The
		retail funds offered as investment options through this product may be so held and thus are legally permissible investment options for these Contracts.
	c.	With respect to underlying funds that are funds of funds,
please disclose that funds offered in such a fund-of-funds structure may have higher expenses than funds invested directly in debt and equity securities. Please also disclose whether any underlying funds pay 12b-1 fees to Symetra
Life Insurance Company or any of its affiliates.
	-	For the underlying funds that are funds of funds, Symetra has
		added the appropriate disclosure.  Vanguard has advised
		Symetra that the statement that the Vanguard Portfolios are more costly than other portfolios is not necessary because of its fund of funds structure. Vanguard stated to Symetra that the fund of fund expenses represent the "acquired fund expenses" and that there is no additional direct expense from the portfolio itself. Vanguard also advised Symetra this approach was acceptable to its SEC reviewer.

	-	The disclosure regarding underlying funds that pay us 12b-1
		fees can be found under the section titled "Compensation We Receive from Portfolios" on page 19.
Along with changes made in response to the Staff's comments, Symetra has updated the information regarding the Portfolios available under the Contract. The additions reflect information provided to Symetra by the Portfolio companies as of the date of this response. Prior to filing a pre-effective amendment, Symetra will complete this table with information supplied by the Portfolio companies.
28.	Voting Rights (p. 19)
	Please clarify how voting rights are distributed among the Contractholder, the Participant, and the Beneficiary. For example, can the Contractholder and the Participant vote at the same time and if so, can they take opposing positions on an issue. See Form N-4, Item 5(e).

	-	On page 20, we have clarified that the Participant  or the
		Beneficiary of a deceased Participant's account has voting rights under the Certificates. The Contractholder does not.

29.	Fixed Account (p. 19-20)
	a.	Please clarify who can choose to allocate Purchase Payments to the Fixed Account.
	-	Symetra has clarified that "you" and "your" in the prospectus
		refers to the Participant. The Participant can choose to allocate Purchase Payments to the Fixed Account.
	b.	Please delete the last sentence of the first paragraph
addressing the relationship between the General Account and certain securities laws inasmuch as it is overly broad and may confuse investors, notwithstanding the use of the word "generally".
	-	Symetra has removed this sentence.  We have also moved the
		discussion of the General Account to Section 9: Other
		Information.
	c.	Please explain to staff and clarify in the disclosure when the
3% guaranteed minimum interest rate described in the last paragraph of this section (on page 20) will be in effect and to which Participants it is intended to apply. Please put the second sentence of this paragraph into plain English, particularly clarifying why the prospectus states that "no less than 90%" of Premium Payments will be made available on annuitization or total withdrawal. Please also confirm to staff that Participants will not bear any investment risk with respect to that interest rate in the nature of a market value adjustment that might otherwise require registration.

	-	There are two interest rate guarantees applicable to the
		Fixed Account. One, described in the second and third paragraphs of this section, applies on an ongoing basis in determining the Participant Account Value. The other, described in the last paragraph, only applies upon annuitization or total withdrawal from the Fixed Account and
		on payment of the death benefit. Both guarantees apply to all Participants who allocate funds to the Fixed Account. There
		is no market value adjustment. We have revised the paragraph for clarity and plain English.
30.	Transfers (p. 20)
	a.	Please clarify how the transfer charge is imposed, i.e., on
amounts remaining in the sub-accounts or deducted from the transferred amount.
	-	In the "Transfers" section on page 20,   Symetra has referred
		investors to the "Charges and Expenses" section of the prospectus for information on the transfer charge. In the "Charges and Expenses" section, it is disclosed that the transfer charge is taken from the transfer amount prior to investing the transfer amount in the new Investment Option.
	b.	Please clarify the relationship between Contract Year and
Certificate Year for purposes of transfers out of the Fixed Account as described in the second paragraph of this section.
	-	Symetra has revised the disclosure to make clear that the
		limits on transfers out of the Fixed Account are based upon
		Certificate Year.
	c.	Please clarify under what circumstances the Registrant would reject a portion of a transfer request to the Fixed Account as described at the top of the second column on page 20.
	-	Symetra reserves the right to reject allocations to the Fixed
		Account. Typically, we would reject a portion of a transfer request to the Fixed Account when the assets in the General Account are insufficient to support the minimum guaranteed interest rate.
	d.	Please clarify the last statement in this section as to how
and when a Participant's ability to transfer may be restricted after separation.
	-	After review of this paragraph, Symetra has decided to delete
		it in its entirety.
	e.	The prospectus notes that transfers out of the Fixed Account are limited to a maximum of 20% of the Fixed Account value. Please clarify whether that means 20% of the amount then in that account or some other amount. If it is the former, please clarify when a Participant would be allowed to transfer all fixed Account value to the Sub Accounts.

	-	Symetra has clarified that the 20% limitation is per Certificate
		Year. We have also added disclosure that the 20% limitation is determined at the time of the transfer request.
31.	Scheduled Transfers (p. 21)

	a.	Please disclose in the summary Transactions section (at pp.
7-8) that transfers or withdrawals outside of certain scheduled transfers from an investment option designated for the scheduled transfers will terminate scheduled transfers (as stated in the first paragraph of this section.)

	-	In response to Comment 4, Symetra has removed the summary
		section of the prospectus. Disclosure regarding scheduled transfers and that transfers or withdrawals outside of certain scheduled transfers from an Investment Option designated for the scheduled transfers will terminate scheduled transfers can be found on page 21.

	b.	Please cross-reference the statement on the limits of transfer to and from the Fixed Account referred to at the bottom of page 21 to the Fixed Account discussion on page 20.

	-	Symetra has added this cross reference to page 20.

32.	Limits on Excessive Transfers (pp.21-22)
	Please capitalize the defined term Participants in this section.

	-	We have capitalized the term Participant where appropriate
		in this section.

33.	Charges and Expenses (pp.23-25)

	a.	Please clarify throughout the section whether charges are
being imposed on Participants and/or Contractholders and how those charges are deducted.
	-	Symetra has clarified that "you" and "your" in the prospectus
		refers to the Participant.  All charges are imposed on the
		Participant.
	b.	Please clarify the description of the Sub-account Fund
Facilitation Fee (at page 23), and use the term Participant Account Value consistent with its definition ("sum of the value of the Sub-accounts and Fixed Account held on behalf of the Participant" which presumably is measured in dollars). For example, the fee appears to be the sum of 1) 25% of average daily net assets of the Participant's investment in the Vanguard Variable Insurance Fund Portfolios plus 2) 10% of the average daily net assets of the Participant's investment in the Calvert Variable Investment Portfolios. Please disclose whether the fee is imposed only on Participants who invest in those funds. Please revise the fee table to accurately reflect how this fee will be imposed.

	-	The Sub-account fund facilitation fee is imposed only on
		Participants who invest in the Calvert or Vanguard Sub-accounts. We have clarified this disclosure. We have removed the term Participant Account Value in the description of how the charge is taken to clarify that the charge is equal, on an annual basis to 0.10% of the average daily net assets invested in the Calvert Portfolios and 0.25% of the average daily net
		assets invested in the Vanguard portfolios.    All changes
		have also been reflected in  the fee table.
	c.	Please disclose (at page 23 and in the fee table) how the
Annual Administration Maintenance Charge is deducted from "investment option allocations" in this filing.
	-	The annual administration charge is taken from the Sub-account
		with the highest balance at the time the charge is taken.
		We have clarified this disclosure.
	d.	With respect to loan charges described at page 23, please make the following revisions:
		i.	Please disclose all loan charges (fees and interest)
	described at page 23 in the fee table.
		-	We have added all loan charges to the Fee Table on
			page 6.
		ii.	Please clarify how the loan application fee will be
	imposed and deducted from the Participant Account Value. Please clarify if the fee will be deducted if the loan application is denied.
		-	We have clarified that the loan application fee is
			imposed only after a loan is approved. We have also added disclosure to page 24 that the application fee will be taken from the Sub-account with the highest balance at the time the fee is deducted.
		iii.	Please clarify how the Annual Loan Maintenance fee
	will be deducted.
		-	We have added disclosure to page 24 that the annual
			loan maintenance fee will be taken from the Sub-account with the highest balance at the time the fee is deducted.

		iv.	Please disclose what, if any, percentage or dollar
	amount of a loan must be repaid at least quarterly.
		-	Loan repayments must be made in level amortized
			payments at least quarterly. The amount of the required loan payment will be provided to each Participant who is approved for a loan upon issuance of the loan. We have clarified this disclosure on page 24.
		v.	Please clarify the statement that payments in addition
	to regularly scheduled payments will not change the loan amortization, e.g., the schedule for repayment of the loan.
		-	Loan repayments must be made in level amortized
			payments at least quarterly.  If a Participant makes
			an additional payment, this payment will not affect
			the amount of future loan payments but will reduce
			the amount of interest and principal owed on the
			loan and may result in fewer payments of the same
			amount.
		vi.	The prospectus notes that the charge rate on loans
	is 3% while the rate credited on the related collateral is 5.5%.
	Please confirm supplementally whether this is accurate.
		-	Symetra has corrected this error on page 24.  Loans
			will be charged 5.5% and credited 3.0%.
	e.	With respect to surrender charges described at pp. 23-24,
please make the following revisions.
		i.	Please clarify the interaction between surrender
	charges applied to the Contractholder's Accumulation Account and the Participant Account, particularly with respect to any charges that would be borne by the Contractholder as opposed to the Participant.
		-	As described in response to Comment 3 (c), Symetra has
			decided not to use a Contractholder Accumulation Account in this Contract. Therefore, all references have been removed from the prospectus. The surrender charge will only apply to Participants.
		ii.	Please clarify under what circumstances the
	Contractholder would be making a withdrawal.
		-	The Contractholder would not be making withdrawals and
			therefore, is not subject to the surrender charge. We have clarified this disclosure and made all references to the Certificate and Participant rather than the Contractholder and Contract.

		iii.	In each circumstance where a surrender charge may be
	imposed, please clarify how that charge will be imposed and deducted.
		-	The surrender charge will be deducted from the
			withdrawal amount prior to Symetra making a payment. This disclosure has been added to page 24.
		iv.	There appears to be some confusion as to the use of
	the word "Contract." For example, please explain to staff and clarify in the disclosure (at page 24) how a surrender charge based "on the
	age of your Contract not on the length of time each purchase payment has been invested" would operate. Please give examples. In this regard, please note that the table on page 24 uses "Years Elapsed
	Since Certificate Issuance" to describe yet another alternative surrender charge schedule. In addition, it is unclear in the first line of the paragraph on the top of the second column of page 24 whether the sentence is intended to refer to "the amount of the surrender charge on the "Contract" or on the Certificate. Further,
	it is unclear in the next to last sentence of that paragraph whether the phrase "your Contract" is intended to refer to "your Certificate." Please resolve these discrepancies and clearly describe the applicable surrender charge schedule.
		-	Symetra has revised the surrender charge section to
			clarify that the surrender charge is taken on the Certificate level and not the Contract level. We
			have also clarified that "you" and "your" in the prospectus refers to the Participant.
		v.	Please clarify (at the top of page 24) that the total
	surrender charge will never exceed 9% of purchase payments (as required by 12 C.F.R. [section symbol] 270.6c-8) and explain to staff how the Registrant will ensure that this is the case.
		-	We have revised the disclosure on page 24 that the
			total surrender charge will never exceed 9% of
			Purchase Payments. Symetra's administrative system is programmed so that the surrender charge will never exceed 9% of Purchase Payments.
		vi.	Please clarify the disclosure (at page 24) that
	addresses when the surrender charge will be eliminated under certain circumstances e.g., specify the types of withdrawals associated with the events described in the bullets.
		-	On page 24, Symetra has revised the disclosure for
			each bullet point to better describe the type of withdrawal associated with the event described.

		vii.	Please make all necessary conforming clarifications to
	the surrender charge disclosure in the fee table.
		-	We have made all clarifications under this section to
			the "Fee Table" on page 6.
	f.	With respect to the free withdrawal amount described on page
24, please make the following revisions:
		i.	Please clarify the interaction between surrender
	charges applied to the Contractholder's Accumulation Account Value and the Participant Account Value for purposes of the operation of the free withdrawal amount. Please give an example.
		-	As described in response to Comment 3 (c), Symetra
			has decided not to use a Contractholder Accumulation Account in this Contract. Therefore, all references have been removed from the prospectus. The free withdrawal amount applies only to the Participant Account Value. We have included an example of the operation of the free withdrawal amount.

		ii.	 Please consistently use "Account Value" where
	appropriate as opposed to "Account."
		-	Symetra has revised the use of Account Value and Account
			where appropriate.
		iii.	Please put the fourth sentence concerning previous
	withdrawals into plain English and clarify how the calculation for withdrawals in excess of 10% of either Participant Account Value or Contractholder Accumulation Account Value would operate. Please give
	an example.
		-	Symetra has clarified the fourth sentence of this
			section and has provided an example of how the 10%
			free withdrawal amount is calculated. As described
			in response to Comment 3 (c), Symetra has decided
			not to use a Contractholder Accumulation Account in
			this Contract. Therefore, all references have been removed from the prospectus. The 10% free withdrawal amount is determined from the Participant Account
			Value.
		iv.	For clarity, it is recommended that the rights of a
	Contractholder and rights of a Participant discussed in this section
	in the same sentence using the common phrases "you" and "yours" be broken into two different sections.
		-	Symetra has clarified that "you" and "your" in the
			prospectus refers to the Participant. We have revised the free withdrawal amount section to make clear that the free withdrawal amount is determined on the Certificate level and not the Contract level.

	g.	With respect to the withdrawal charge described on page 24,
please make the following revisions:
		i.		Please clarify whether the withdrawal charge
	applies to the first or later withdrawals in a Contract Year and/or from the Contractholder's Accumulation Account Value.
		-	As described in response to Comment 3 (c), Symetra has
			decided not to use a Contractholder Accumulation Account in this Contract. Therefore, all references have been removed from the prospectus. The withdrawal charge applies to all withdrawals after the first in a Certificate Year as disclosed on page 25.
		ii.		Please give examples of how the withdrawal
	charge will interact with the surrender charge including the free withdrawal amount in all relevant scenarios.
		-	We have  added examples of how the surrender charge
			and withdrawal charge interact under Appendix B.
		iii.		Please explain how the phrase "repetitive
	withdrawals" relates to scheduled transfers as described at page 21 of the prospectus. Please reference where repetitive withdrawals are described elsewhere in the prospectus. See, e.g. pp. 8, 28.
		-	Repetitive withdrawals are previously scheduled
			withdrawals made on a regular basis in a set dollar amount, where scheduled transfers do not result in
			a withdrawal being made by the Participant but
			rather money being transferred between investment options. On page 25, we have added a cross reference to the repetitive withdrawals disclosure.
Along with changes made in response to the Staff's comments, Symetra has also clarified the disclosure for the transfer charge and how that charge is deducted. This disclosure can be found on page 25.
34.	Income or Other Taxes
	Please disclose the potential charge described in this section in the fee table.

	-	Symetra has added this potential charge to the Fee Table
		introductory section on page 6.

35.	Reduction or Waiver of Certain Charges (p. 25)
	Please clarify whether any reductions or waiver of charges applies to Participants and/or Contractholders.
	-	Any reduction or waiver of charges will be applied on the
		Contract level but will apply to each Certificate issued under the Contract. We have clarified this disclosure on page 25.

Along with changes made in response to the Staff's comments, Symetra has also added disclosure to the "Reduction or Waiver of Certain Charges" section to describe how a Plan can receive a reduction or waiver that would impact Participants.

36.	Taxes (pp. 25-27)
	a.	Please put the first sentence of the Qualified Contracts
section at page 25 into plain English.
	-	We have put the first sentence into plain English.
	b.	Please explain to staff the purpose of the fourth paragraph of the Qualified Contracts section and clarify the disclosure. Please explain under what circumstances the terms of the Contract would be inconsistent with the terms of the Plan. Please also explain when the Registrant would not be bound by the terms of the Plan.
	-	The purpose of the fourth paragraph of the "Qualified Contract"
		section is to disclose that we may amend the Contract to conform to Code requirements to preserve the qualification of the Contract as a funding vehicle for qualified plans. Participants are also subject to the terms and conditions of
		their Plan.    The prospectus is a disclosure document for
		the Contract and Certificates and not a disclosure document
		for any Plan which has their own disclosure obligations.
		For example, some Plans may not offer Plan loans.  Although
		the Contract provides for a loan feature, the Plan may
		restrict loans as a Plan feature. Similarly, a Plan may require a lump sum distribution upon retirement, although the Contract provides for different annuity options in the event Plan allows for annuity options upon retirement.
	-	Symetra Life would not be bound by the terms of any Plan if
		it allowed for features not available under the Contract or would be otherwise contrary to law for Symetra Life to accept. For example, a Plan may change its loan interest crediting rate to provide for a rate that is not supported by the Contract. Although it is unlikely a Plan would do so, in that event, Symetra Life would not alter the Contract to support a different interest crediting rate.

37.	Access To Your Money (p. 27-28)
	a.	Please clarify with specificity (at page 27) what constitutes
"active contribution" to a Certificate that would prevent involuntary surrender of the Participant Account Value below $2000. Please also disclose if surrender/withdrawal charges apply.
	-	We have removed the term active contribution and clarified that
		if we have received a contribution on behalf of a Participant in the last twelve months, a Participant Account Value that falls below $2,000 will not result in an involuntary surrender. The first sentence of the third paragraph describes any applicable charges.
	b.	Please explain to staff why partial withdrawals may not be paid until the seventh calendar day as stated on page 27.
	-	Partial withdrawals will be calculated pursuant to Rule 22c-1
		of the Investment Company Act of 1940 and in most situations paid within 2 days but no more than seven days pursuant to
		Section 22(e) of the Investment Company Act of 1940.
	c.	Please clarify whether the termination discussion at the
bottom of page 27 applies only to Contracts as opposed to Certificates.
	-	Symetra has clarified the disclosure on page 28 regarding
		termination of the Contract and explained how termination of the Contract would impact Participant Accounts.
	d.	It is unclear as to whether withdrawals of amounts in the
Contract Accumulation Account are allowed.  Please clarify this matter.
	-	As described in response to Comment 3 (c), Symetra has decided
		not to use a Contractholder Accumulation Account in this Contract. Therefore, all references have been removed from
		the prospectus.
38.	Surrendering Your Certificate (p. 28)
	The first sentence in this section states that "you" (presumably the Participant) may surrender your Certificate for its Participant Account
Value whereas the last two sentences state or imply that the Participant will receive the surrender value. Please resolve this discrepancy and clarify the meaning of surrender value.

	-	Symetra has added Surrender Value to the defined terms found
		on page 4 and revised this section to include the term
		Surrender Value.

Along with changes made in response to the Staff's comments, Symetra has also added a section regarding surrendering the Contract. This section can be found on page 28 and discloses how a Contractholder can surrender the Contract. Symetra has also added a section on page 29 titled "Replacements".

39.	Loans (p. 28)
	a.	Please use parallel construction to clarify the second sentence of this section.
	-	Symetra has revised the second sentence of this section.
	b.	Please explain to staff and clarify how the Registrant will
administer the requirement that a Participant may have only one outstanding loan.
	-	For Symetra Retirement Passport an automated technology process
		will only allow for one loan to be issued per Participant.
	c.	Please disclose in this section that certain charges will be imposed for applying for and taking a loan.
	-	Symetra has disclosed that charges will apply to loans and
		referred investors to the "Charges and Expenses" section
		where these are discussed in more detail.
	d.	Please explain to staff and clarify in the disclosure the
required amount of Participant Account Value that must be invested in the Fixed Account in order for a Participant's loan request to be approved. Please disclose whether the Participant must first consent to the transfer of Participant Account Value to the Fixed Account as security for the loan or give the basis for such transfer without consent.
	-	In order to be issued a loan, a Participant must sign a loan
		agreement. This agreement gives consent to transfer and maintain 175% of the outstanding loan balance in the Fixed Account. We have clarified in this section the amount needed
		in the Fixed Account to be issued and maintain a loan.
	e.	Please disclose in this section the effect of loans on the death benefit.
	-	We have added disclosure regarding the effect of loans on
		the death benefit.  This disclosure can be found on page 29.

40.	Repetitive Withdrawals (p. 28)
	Please disclose in this section any applicable fees that may be imposed on repetitive withdrawals.
	-	We have clarified that withdrawal charges do not apply to
		repetitive withdrawals, but that a surrender charge may apply. This disclosure can be found on page 29.

41.	Minimum Value Requirements (p. 29)
	This section states that "you" (presumably the Participant) must withdraw the entire Participant Account Value if it is less than the minimum stated in the Contract. The Access to Your Money section at page states that "active contribution" to a Certificate will prevent involuntary surrender of the Participant Account Value below $2000. Please resolve the apparent discrepancy. Please also clarify if the minimum would be disclosed to the Participant in the Certificate or the Contract.

	-	Symetra has added disclosure under minimum value requirements
		to clarify that the minimum value requirement will not apply if we have received contributions on behalf of a Participant in the last twelve months. This minimum is disclosed to each Participant in their Certificate.


42.	Death Benefit (pp. 29-30)
	a.	Throughout this section please clarify the references to
Certificate versus Contract.
	-	Symetra has clarified the references and used the term
		Certificate throughout this section.
	b.	Please clarify the calculation of the guaranteed minimum death benefit, and please specify what charges will reduce that benefit. Please also clarify how loans and loan charges are treated for purposes of the calculation.
	-	Symetra has clarified the calculation of the guaranteed
		minimum death benefit and explained which charges will
		reduce the benefit, including loans and loan charges. This disclosure can be found on page 30-31.
	c.	The prospectus states that amounts owed after the death
benefit becomes payable are subject to investment performance until the amounts are paid. Please highlight this fact in bold and note that, as a consequence, an amount less than the benefit described may be actually paid.
	-	Symetra has highlighted the sentence that  amounts owed after
		the death benefit becomes payable are subject to investment performance until the amounts are paid. We have included
		that the benefit described may be less than the benefit paid. This highlighted disclosure can be found on page 32.
43.	Payment of Death Benefit (p. 30)
	a.	Please put the first sentence of this section into plain
English.
	-	We have put the first sentence of this section into plain
		English.

	b.	Please clarify how the guaranteed minimum death benefit will be treated if, on the 6-month anniversary of the date of death, the Registrant has not yet received certain information necessary to process the death claim.
	-	As described on page 31, if on the 6-month anniversary of the
		date of death we have not received all the information needed to process the death claim, we will determine which death benefit option would apply and if we are required to add money to a Participant Account Value under the guaranteed minimum death benefit, we will add the required amount and credit the difference with interest at the Fidelity VIP Money Market Portfolio rate from the 6-month anniversary until the date we receive the required information. We will allocate this additional amount, with the credited interest, to the investment options in the same proportion that Purchase Payments were last allocated.

	c.	Please clarify the applicable charges if a beneficiary chooses to leave money invested in the Participant Account Value.
	-	As described on page 32, the Beneficiary will be subject to
		all charges and expenses as described under Section 5 of the prospectus if the Beneficiary chooses to leave money invested in the Participant Account.
Along with changes made in response to the Staff's comments, Symetra has also added a section titled "Limitation on Death Benefit" on page 32. This section consolidates disclosure previously discussed throughout Section 8: Death Benefit regarding the limits on the death benefit.

44.	Reports to Participants (p. 32)
	The Registrant reserves the right to impose a reasonable charge for certain requests for current statements. Please disclose this potential charge in the Fee Table.

	-	Symetra has removed the right to impose a reasonable charge
		for additional statements.

45.	Account Freeze (33)
	Please revise the statement addressing potential action to be taken based on federal anti-money laundering law to reflect that the Participant Account (as opposed to Account Value) may be frozen.

	-	Symetra has revised this statement.

46.	Power of Attorney (Part C)
	Please provide a Power of Attorney that relates specifically to the Securities Act of 1933 file number of the new registration statement. See Rule 483(b) of the 1933 Act.

	-	Symetra has revised its power of attorney to reflect the
		filing numbers to which the power of attorney pertains. Symetra will file this power of attorney as an exhibit in a pre-effective amendment to the registration statement.

47.	Financial Statements, Exhibits, and Other Information
	a.	Any financial statements, exhibits, and other required
disclosure not included in these registration statements must be filed in a pre-effective amendment to the registration statements.
	-	Symetra will fill any financial statements, exhibits, and
		other required disclosure in a pre-effective amendment to the registration statement.
	b.	Where required by Item 24 of Form N-4, please file actual
agreements as opposed to "form of" agreements. If an actual agreement is not yet available, please indicate that it will be filed by subsequent amendment.
	-	Symetra will be updating all financial information and exhibits
		in our pre-effective amendment. Symetra will also file actual agreements opposed to "form of" agreements. For those agreements not yet available, we will add the reference that they will be filed by subsequent amendment.
48.	Tandy Representation

In connection with comments made by the Commission to the above referenced filing, Symetra Life Insurance Company on behalf of Symetra Separate Account C acknowledges that:

	-	The Separate Account is responsible for the adequacy and
		accuracy of the disclosures in the filings;
	-	The Staff's comments or suggested changes to the disclosure
		in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
	-	The Separate Account may not assert staff comments as a
		defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please contact me at (425) 256-5026 to discuss this response at your earliest convenience. Thank you in advance for your assistance in this matter. Sincerely,

/s/  Jacqueline M. Veneziani

Jacqueline M. Veneziani
Senior Counsel
Symetra Life Insurance Company
Jacquie.veneziani@symetra.com
(425) 256-5026 Phone
(425) 256-6080 Fax

Enc.